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3/5/12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED
MAR - 1 2012
DIVISION OF TRADING & MARKETS

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

SEC FILE NUMBER
8- 44123

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___01/01/11___ AND ENDING __12/31/11__ X
                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Cohen & Steers Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

280 Park Avenue
                              (No. and Street)

New York   NY   10017
    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew S. Stadler   212-446-9168
                                                            (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
                        (Name - *if individual, state last, first, middle name*)

2 World Financial Center   New York   New York   10281
    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



COHEN & STEERS SECURITIES, LLC

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Member of Cohen & Steers Securities, LLC:

New York, NY

We have audited the accompanying statement of financial condition of Cohen & Steers Securities, LLC (the "Company") as of December 31, 2011 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Cohen & Steers Securities, LLC at December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

New York, New York
February 28, 2012

Member of
Deloitte Touche Tohmatsu

COHEN & STEERS SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

Cash and cash equivalents	$	2,592,294
Accounts receivable		104,592
Deferred commissions - net of accumulated amortization of $1,293,679		956,449
Other assets		51,295
Total assets	$	3,704,630

LIABILITIES AND MEMBER'S EQUITY

Liabilities:

Distribution and service fees payable	$	520,379
Broker/dealer service fees payable		160,742
Due to affiliate		27,288
Accrued expenses and other liabilities		75,836
Total liabilities		784,245
Member's equity		2,920,385
Total liabilities and member's equity	$	3,704,630

See notes to statement of financial condition.

1. ORGANIZATION AND NATURE OF OPERATIONS

Cohen & Steers Securities, LLC (the "Company") is a Delaware single member limited liability company and is a wholly-owned subsidiary of Cohen & Steers Capital Management, Inc. (the "Parent"), a New York corporation. The Parent is a wholly-owned subsidiary of Cohen & Steers, Inc. ("CNS"), a Delaware corporation. The Company is a registered broker/dealer. The regulation of broker/dealers has been delegated by the federal securities laws to the Financial Industry Regulatory Authority ("FINRA"), which conducts periodic examinations of their operations. The Company is the distributor of certain of the Parent's sponsored registered mutual funds ("Funds").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Estimates—The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statement. Management believes the estimates used in preparing the statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

Cash and Cash Equivalents—Cash equivalents consist of short-term, highly liquid investments, which are readily convertible into cash and have original maturities of three months or less.

Fair Value—The Accounting Standard Codification (the "Codification") Topic 820, Fair Value Measurements and Disclosures ("ASC 820"), defines fair value, establishes a framework for measuring fair value and enhances disclosures about instruments carried at fair value, but does not change existing guidance as to whether or not an instrument should be carried at fair value.

ASC 820 specifies a hierarchy of valuation classifications based on whether the inputs to the valuation techniques used in each valuation classification are observable or unobservable. These classifications are summarized in the three broad levels listed below:

- Level 1—Unadjusted quoted prices for identical instruments in active markets.
- Level 2—Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.
- Level 3—Valuations derived from valuation techniques in which significant inputs or significant value drivers are unobservable.

Inputs used to measure fair value might fall in different levels of the fair value hierarchy, in which case the Company defaults to the lowest level input that is significant to the fair value measurement in its entirety. These levels are not necessarily an indication of the risk or liquidity associated with the investments.

As of December 31, 2011 approximately $1,628,000 of money market funds were recorded within cash and cash equivalents on the Company's statement of financial condition. Money market funds are valued through the use of quoted market prices (a Level 1 input), or $1.00, which is generally the net asset value of the fund.

Deferred Commissions—Deferred commissions consist of commissions paid in advance to broker/dealers in connection with the sale of certain shares of Parent-sponsored open-end load mutual funds and are capitalized and amortized over a period not to exceed six years. Deferred commissions are reviewed for impairment periodically and whenever events or changes in circumstances indicate the carrying amounts of the assets may be impaired. If the expected future undiscounted cash flows are less than the carrying amount of the asset, an impairment loss would be recognized to the extent the carrying value of such asset exceeded its fair value. The Company periodically removes fully amortized deferred commissions by recording a reduction to deferred commissions and accumulated amortizations for the same amount on the statement of financial condition.

Recently Issued Accounting Pronouncement— In May 2011, the Financial Accounting Standards Board issued new guidance regarding fair value measurement and disclosures. The new guidance results in common fair value measurement and disclosure requirements in U.S. Generally Accepted Accounting Principles and International Financial Reporting Requirements. This new guidance changed the wording used to describe many of the requirements for measuring fair value and for disclosing information about fair value measurements. This new guidance is effective for the Company in 2012. The Company does not anticipate the adoption of this new guidance to have a material impact on the Company's financial statement.

3. CONCENTRATION OF CREDIT RISK

The Company's cash and cash equivalents are principally on deposit with two major financial institutions. The Company is subject to credit risk should these financial institutions be unable to fulfill their obligations.

4. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires that it maintain minimum net capital of the greater of $5,000 or 6-2/3% of aggregate indebtedness as defined by the Rule. As of December 31, 2011, the Company's net capital was approximately $1,406,000, which was approximately $1,355,000 in excess of its minimum requirement. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital of a broker/dealer is less than the amount required under the Rule and requires prior notice to the SEC for certain withdrawals of capital. The Parent made a capital contribution of $1,000,000 to the Company during the year ended December 31, 2011. The Company's aggregate indebtedness to net capital ratio was 0.54 to 1 as of December 31, 2011.

5. RELATED PARTY TRANSACTIONS

The Company reimbursed certain expenses incurred by the Parent and CNS on its behalf. The Parent and CNS allocated to the Company expenses related to an allocation of compensation and benefits, rent and other expenses. Due to affiliate of approximately $27,000 includes $353,000 due from CNS for current income tax receivables and $380,000 due to CNS for deferred income tax payables and allocated overhead expenses.

The Company, as a single member limited liability company, is deemed a disregarded entity for income tax purposes. As a disregarded entity, the results of operations of the Company are included in the consolidated federal, state, and local income tax returns filed by CNS. The Company's allocated income tax from CNS was calculated as if the Company filed on a separate return basis, using the Company's estimated combined federal, state and local statutory tax rates. CNS charges or credits the Company for its contribution to the taxable income of the filing entity.

6. SUBSEQUENT EVENT

The Company has evaluated the impact of subsequent events occurring after the date of the Company's financial statement through February 28, 2012, the issue date of the financial statement.



Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 28, 2012

Cohen & Steers Securities, LLC
280 Park Avenue
New York, NY 10017

The Board of Directors and Member of
Cohen & Steers Securities, LLC
New York, NY

In planning and performing our audit of the financial statements of Cohen & Steers Securities, LLC (the "Company") as of and for the year ended December 31, 2011 (on which we issued our report dated February 28, 2012 and such report expressed an unqualified opinion on those financial statements), in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in

Member of
Deloitte Touche Tohmatsu

conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

New York, New York